Exhibit 99.2

ProQR Announces third Quarter 2021 Operating and Financial Results

●	Top-line data from pivotal Phase 2/3 Illuminate trial of sepofarsen for CEP290-mediated LCA10 anticipated late Q1/early Q2 2022
●	Five-target collaboration with Lilly highlights significant potential of ProQR’s Axiomer® RNA base-editing platform and strengthens financial position with $50 million in upfront and equity and up to $1.25 billion in milestones
●	QR-421a Phase 2/3 Sirius and Celeste trials in Usher syndrome and retinitis pigmentosa on track to start by year end 2021
●	Company to host an “Analyst Event” on November 18, 2021 to highlight clinical stage pipeline programs and Axiomer® RNA editing platform

LEIDEN, Netherlands & CAMBRIDGE, Mass., November 4, 2021 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies for genetic eye diseases, today reported its financial and operating results for the third quarter ended September 30, 2021, and provided a business update.

“In the third quarter we made significant progress across our pipeline and platform to develop medicines for patients in need. We continue to be on track for the readout of the sepofarsen Illuminate trial in the first half of next year and are narrowing our guidance for this to a late Q1/early Q2 timeframe. Other significant milestones achieved in Q3, include the partnership we entered into with Lilly around our Axiomer RNA base-editing platform and the appointment of Theresa Heggie as our Chief Commercial Officer,” said Daniel A. de Boer, Founder and CEO of ProQR. “Theresa is a seasoned leader with deep rare disease experience, including the launch of multiple products. Her expertise further strengthens our team and supports our commitment to bringing our pipeline of therapies to patients with genetic eye diseases.”

De Boer continued, “More broadly, our pipeline programs are progressing as anticipated. We expect to start two Phase 2/3 trials of QR-421a in Usher syndrome and nsRP before the end of the year. In Q4 we will share an update from our QR-1123 program in adRP and our QR-504a Fuchs Focus trial is open for enrollment, representing our first corneal program.”

Business Operations and Program Updates

Sepofarsen for CEP290-mediated Leber congenital amaurosis 10 (LCA10):

●	The Company expects to report top-line results from the Phase 2/3 Illuminate trial in late Q1/early Q2 2022. The Illuminate trial completed enrollment in January 2021 following randomization of 36 patients aged 8 years or older to receive either sepofarsen at the target registration dose, a low dose, or sham treatment. The primary endpoint for Illuminate is mean change from baseline in best-corrected visual acuity (BCVA) at Month 12.
●	Enrollment is ongoing in the Phase 2/3 Brighten trial of sepofarsen in LCA10. The primary objective of this study is to evaluate safety and tolerability of sepofarsen in patients under 8 years of age.
●	The Company will share updated data from the Phase 1/2 InSight extension study later this month at the Analyst Event scheduled for November 18.

QR-421a for Usher syndrome and non-syndromic retinitis pigmentosa (nsRP):

●	Based on the findings from the Phase 1/2 Stellar trial, the Company is advancing QR-421a into two pivotal Phase 2/3 trials – Sirius in advanced patients, and Celeste in early-moderate patients – by year end. Each trial could potentially serve as the sole registration trial.
●	The Company has begun enrolling eligible patients from the Phase 1/2 Stellar trial in the open-label extension study Helia, which will include multiple dose treatments for both eyes.
●	In September, findings from the Phase 1/2 Stellar trial were presented in an oral presentation at the European Society of Retina Specialists (EURETINA) virtual congress.

Earlier stage clinical pipeline:

●	The Company anticipates sharing initial findings from the Phase 1 Aurora trial of QR-1123 for autosomal dominant retinitis pigmentosa (adRP) in Q4. Aurora is a first-in-human clinical study, designed to evaluate safety and tolerability. The Company will be looking for evidence of target engagement and/or disease modification to inform the next steps in development.
●	The Fuchs Focus study of QR-504a for Fuchs Endothelial Corneal Dystrophy (FECD) is currently open for enrollment. This study is evaluating safety, tolerability, and molecular biomarker(s), i.e., target engagement, in the corneal endothelium following a single intravitreal injection of QR-504a in patients with FECD who are scheduled for corneal transplant with concurrent lens replacement.

Business updates:

●	In September, Eli Lilly and Company (Lilly) and ProQR entered into a licensing and research collaboration related to ProQR’s proprietary Axiomer RNA base-editing platform.

Under the terms of the agreement, ProQR will receive $50 million consisting of an upfront payment of $20 million, as well as an equity investment in its ordinary shares of $30 million. ProQR is eligible to receive up to approximately $1.25 billion in milestones, plus royalties.
●	In October, Theresa Heggie was appointed Chief Commercial Officer (CCO). As CCO, Ms. Heggie is responsible for overseeing the Company’s commercial strategy and global commercial operations. She brings extensive global rare disease commercialization experience having previously served in senior commercial and operating roles at both Alnylam Pharmaceuticals and Shire.

Upcoming Analyst Event:

●	ProQR will host an Analyst Event for the investment community via webcast on Thursday, November 18, from 12-2pm ET. ProQR leadership will highlight key advancements from its clinical-stage pipeline, including data from the Phase 1/2 Insight extension study of sepofarsen. The Company will also highlight the sepofarsen program more broadly, recapping data from the program to date, sharing the perspective of a patient from the Phase 1/2 trial, and reviewing the Phase 2/3 Illuminate trial design and assumptions. The QR-421a, QR-1123, QR-504a, and RNA editing programs will also be featured. The live and archived webcast will be accessible through this webcast link, or through the Events page of the Company’s website.

Financial Highlights

At September 30, 2021, ProQR held cash and cash equivalents of €156.1 million, compared to €75.8 million at December 31, 2020. Net cash used in operating activities during the three-month period ended September 30, 2021 was €8.1 million, compared to €9.8 million for the same period last year. After September 30, 2021, ProQR received an upfront payment of $20 million from Lilly related to the Axiomer licensing and research collaboration.

Research and development costs were €11.1 million for the quarter ended September 30, 2021, compared to €8.3 million for the same period last year.

General and administrative costs were €4.6 million for the quarter ended September 30, 2021 compared to €2.8 million for the same period last year.

Net loss for the three-month period ended September 30, 2021 was €15.1 million or €0.22 per share, compared to a €13.2 million loss or €0.26 per share for the same period last year.

For further financial information for the period ended September 30, 2021, please refer to the financial statements appearing at the end of this release.

About Leber Congenital Amaurosis 10 (LCA10)

Leber congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About Sepofarsen

Sepofarsen (QR-110) is being evaluated in the pivotal Phase 2/3 Illuminate trial and is a first-in-class investigational RNA therapy designed to address the underlying cause of Leber congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

About Usher Syndrome Type 2 and Non-Syndromic Retinitis Pigmentosa

Usher syndrome is the leading cause of combined deafness and blindness. People with Usher syndrome type 2a are usually born with hearing loss and start to have progressive vision loss during adulthood. The vision loss can also occur without hearing loss in a disease called non-syndromic retinitis pigmentosa. Usher syndrome type 2a and non-syndromic retinitis pigmentosa can be caused by mutations in the USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with mutations in USH2A.

About QR-421a

QR-421a is a first-in-class investigational RNA therapy designed to address the underlying cause of vision loss in Usher syndrome type 2a and non-syndromic retinitis pigmentosa due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and rare pediatric disease designations from the FDA.

About Autosomal Dominant Retinitis Pigmentosa (adRP)

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive problems in night vision during childhood, leading to visual field loss and frequently resulting in blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells and at the same time diminishes the function of the wild type allele. Over time this results in cell death and progressive vision loss. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About QR-1123

QR-1123 is being evaluated in the Phase 1/2 Aurora trial and is a first-in-class investigational RNA therapy designed to treat adRP due to the P23H mutation in the RHO gene. QR-1123 was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye. QR-1123 has been granted Orphan Drug designation in the United States and received Fast Track designation from the FDA.

About Fuchs Endothelial Corneal Dystrophy (FECD)

Fuchs endothelial corneal dystrophy (FECD) type 3 is a common genetic disease that leads to progressive degeneration of the corneal endothelium resulting in corneal edema, scarring and vision loss. Blisters on the cornea are a major cause of pain in patients with advanced FECD. Currently there are no treatment options available to stop or slow down FECD and disease management is aimed to reduce symptoms. The only effective therapy for late-stage FECD is corneal transplantation. The availability of donors, risk of rejection, and the inherent risk of such surgeries are some of the limitations of this option. FECD is a common disorder affecting more than 4% of people over the age of 40 in the United States, with similar numbers reported for other parts of the World. Trinucleotide repeat (TNR) expansion mutations in the TCF4 gene are a common cause of FECD. In people of European descent, around 75% of FECD patients have TNR expansions in TCF4.

About QR-504a

QR-504a is a first-in-class investigational RNA therapy designed to address the underlying cause of Fuchs endothelial corneal dystrophy (FECD) due to trinucleotide repeat (TNR) expansion mutations in the TCF4 gene. The TNR expansions cause the TCF4 RNA to aggregate in the corneal endothelial cells forming the characteristic nuclear RNA foci and eventually resulting in FECD. QR-504a is designed to target the TNRs in the TCF4 RNA. The aim is to reduce aggregation and the formation of RNA foci to prevent or stop corneal degeneration in patients with FECD. QR-504a is intended to be administered through intravitreal injections in the eye.

About Axiomer and Trident

ProQR is pioneering a next-generation RNA technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer® EONs are designed to recruit an endogenously expressed RNA editing system called ADAR, which can direct the change of an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G).

Our TRIDENT™ RNA pseudouridylation platform enables the suppression of nonsense mutations and premature stop codons (PTC) that cause human genetic diseases. Since all premature stop codons contain uridine, pseudouridylation of that uridine converts those nonsense codons into sense codons. TRIDENT technology harnesses endogenously expressed pseudouridylation machinery to guide RNAs to inhibit nonsense mRNA-mediated decay (NMD) in a sequence-specific manner and promote PTC readthrough. The TRIDENT technology has the potential to be applied in approximately 11% of all genetic mutations.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding QR-421a and the clinical development and the therapeutic potential thereof, statements regarding QR-1123 and the clinical development and therapeutic potential thereof, statements regarding the QR-504a and the clinical development and therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, including timing of commencing clinical trials and enrollment of patients therein, our other programs and business operations (including Axiomer and Trident), the expected impact of the COVID-19 on our business operations, including our research and development plans and timelines and the supply chain for our clinical and development programs, statements regarding the collaboration with Lilly and the intended benefits thereof, including the upfront payment, equity investment, and milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration, statements regarding information in the upcoming analyst event and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax and Kreos; general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Cautionary Note on Future Updates

The statements contained in this press release reflect our current views with respect to future events, which may change significantly as the global consequences of the COVID-19 pandemic rapidly develop. Accordingly, we do not undertake and specifically disclaim any obligation to update any forward-looking statements.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Hans Vitzthum
LifeSci Advisors
T: +1 617 535 7743
hans@lifesciadvisors.com

Media Contact:
Cherilyn Cecchini, MD
LifeSci Communications
T: +1 646 876 5196
ccecchini@lifescicomms.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2021	2020
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	156,141	75,838
Prepayments and other receivables	20,407	3,762
Social securities and other taxes	511	421

Total current assets	177,059	80,021

Property, plant and equipment	17,559	18,601
Investments in associates	92	107
Investments in financial assets	621	—

Total assets	195,331	98,729

Equity and liabilities
Equity
Equity attributable to owners of the Company	128,606	57,091
Non-controlling interests	(585)	(545)
Total equity	128,021	56,546

Current liabilities
Borrowings	1,791	1,135
Lease liabilities	1,395	1,260
Derivative financial instruments	2,263	839
Trade payables	894	221
Current income tax liability	—	—
Social securities and other taxes	546	22
Pension premiums	—	6
Deferred income	19,987	700
Other current liabilities	7,812	6,118

Total current liabilities	34,688	10,301

Borrowings	17,513	16,189
Lease liabilities	15,109	15,693

Total liabilities	67,310	42,183

Total equity and liabilities	195,331	98,729

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2021	2020	2021	2020
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Revenue	872	—	1,115	—

Other income	286	251	838	9,188

Research and development costs	(11,124)	(8,304)	(29,764)	(29,716)
General and administrative costs	(4,591)	(2,809)	(12,052)	(10,173)
Total operating costs	(15,715)	(11,113)	(41,816)	(39,889)

Operating result	(14,557)	(10,862)	(39,863)	(30,701)
Finance income and expense	266	(1,863)	(2,491)	(2,024)
Results related to associates	(132)	(84)	(239)	(270)
Gain on recognition of financial asset	—	—	621	—
Results related to financial liabilities measured at FVTPL	(611)	(305)	(1,373)	(305)

Result before corporate income taxes	(15,034)	(13,114)	(43,345)	(33,300)
Income taxes	(35)	(75)	(95)	(86)

Result for the period	(15,069)	(13,189)	(43,440)	(33,386)
Other comprehensive income (foreign exchange differences on foreign operation)	206	(255)	461	(134)

Total comprehensive income	(14,863)	(13,444)	(42,979)	(33,520)

Result attributable to
Owners of the Company	(15,047)	(13,181)	(43,400)	(33,348)
Non-controlling interests	(22)	(8)	(40)	(38)
	(15,069)	(13,189)	(43,440)	(33,386)
Total comprehensive income attributable to
Owners of the Company	(14,841)	(13,436)	(42,939)	(33,482)
Non-controlling interests	(22)	(8)	(40)	(38)
	(14,863)	(13,444)	(42,979)	(33,520)

Share information
Weighted average number of shares outstanding[1]	68,263,034	50,143,262	61,804,367	50,017,990

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.22)	(0.26)	(0.70)	(0.67)
Diluted loss per share[1]	(0.22)	(0.26)	(0.70)	(0.67)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	—	(33,348)	(33,348)	(38)	(33,386)
Other comprehensive income	—	—	—	—	—	(134)	—	(134)	—	(134)
Recognition of share-based payments	—	2	283	6,218	—	—	—	6,503	—	6,503
Issuance of ordinary shares	100,902	2	270	—	—	—	—	272	—	272
Treasury shares transferred	(299,615)	—	—	—	—	—	—	—	—	—
Recognition of equity component of convertible loan	—	—	—	—	280	—	—	280	—	280
Share options lapsed	—	—	—	(63)	—	—	63	—	—	—
Share options exercised	299,615	—	724	(466)	—	—	466	724	—	724

Balance at September 30, 2020	54,076,740	2,163	288,491	22,240	280	17	(244,565)	68,626	(534)	68,092

Balance at January 1, 2021	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546
Result for the period	—	—	—	—	—	—	(43,400)	(43,400)	(40)	(43,440)
Other comprehensive income	—	—	—	—	—	461	—	461	—	461
Recognition of share-based payments	112,657	5	382	4,435	—	—	—	4,822	—	4,822
Issuance of ordinary shares	20,498,451	820	107,657	—	—	—	—	108,477	—	108,477
Treasury shares transferred	(217,933)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(391)	—	—	391	—	—	—
Share options exercised	338,653	5	1,150	(821)	—	—	821	1,155	—	1,155

Balance at September 30, 2021	74,863,381	2,995	397,946	27,048	280	272	(299,935)	128,606	(585)	128,021

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Nine month period
	ended September 30,		ended September 30,

	2021	2020	2021	2020
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(15,069)	(13,189)	(43,440)	(33,386)
Adjustments for:
— Depreciation	544	651	1,777	1,703
— Share-based compensation	1,716	1,676	4,435	6,348
— Other income	—	—	—	(8,423)
— Financial income and expenses	(266)	1,863	2,491	2,024
— Results related to associates	132	84	239	270
— Gain on recognition of financial asset	—	—	(621)	—
— Results related to financial liabilities measured at fair value through profit or loss	611	305	1,373	305
— Net foreign exchange gain / (loss)	206	(255)	461	(134)
— Income tax expenses	35	75	95	86

Changes in working capital	4,630	(321)	5,197	(3,440)
Cash used in operations	(7,461)	(9,111)	(27,993)	(34,647)

Corporate income tax paid	(35)	(157)	(95)	(168)
Interest received	—	27	5	118
Interest paid	(561)	(569)	(1,714)	(607)

Net cash used in operating activities	(8,057)	(9,810)	(29,797)	(35,304)

Cash flow from investing activities
Purchases of property, plant and equipment	(175)	(264)	(259)	(806)

Net cash used in investing activities	(175)	(264)	(259)	(806)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	23,223	—	108,477	—
Proceeds from exercise of share options	402	12	1,155	724
Proceeds from borrowings	284	—	853	579
Proceeds from convertible loans	—	13,477	—	13,542
Repayment of lease liability	(347)	(235)	(597)	(542)

Net cash generated by financing activities	23,562	13,254	109,888	14,303

Net increase (decrease) in cash and cash equivalents	15,330	3,180	79,832	(21,807)

Currency effect cash and cash equivalents	1,369	(1,474)	471	(1,296)
Cash and cash equivalents, at beginning of the period	139,442	87,141	75,838	111,950

Cash and cash equivalents at the end of the period	156,141	88,847	156,141	88,847